Dreyfus Premier Municipal Bond Fund

ANNUAL REPORT April 30, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Municipal Bond Fund, covering the 12-month period from May 1, 2007, through April 30, 2008.

Although the U.S. economy has teetered on the brink of recession and the financial markets encountered heightened volatility due to an ongoing credit crisis over the reporting period, we recently have seen signs of potential improvement. The Federal Reserve Board's aggressive easing of monetary policy and innovative measures to inject liquidity into the banking system appear to have reassured many investors and economists. At Dreyfus, we believe that the current economic downturn is likely to be relatively brief by historical standards, but the ensuing recovery may be gradual and prolonged as financial deleveraging and housing price deflation continue to weigh on economic activity.

The implications of our economic outlook for the municipal bond market generally are positive. Losses incurred by bond insurers and lack of demand for auction-rate securities have created attractive values in many areas of the municipal bond market. Furthermore, some municipal funds currently offer favorable taxable-equivalent yields as compared to their taxable and U.S. Treasury counterparts. Your financial advisor can help you assess your tax and investment strategies, and take advantage of these opportunities within the context of your overall investment portfolio.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
May 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of May 1, 2007, through April 30, 2008, as provided by James Welch and W. Michael Petty, Portfolio Managers

Fund and Market Performance Overview

For the 12-month period ended April 30, 2008, Dreyfus Premier Municipal Bond Fund's Class A shares achieved a total return of 0.28%, Class B shares achieved a total return of –0.25%, Class C shares achieved a total return of –0.46% and Class Z shares achieved a total return of 0.33%.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, which does not reflect fees and expenses like a mutual fund, achieved a total return of 2.79% for the same period.[2] In addition, the fund is reported in the Lipper General Municipal Debt Funds category, and the average total return for all funds reported in this Lipper category was 0.10% for the reporting period.[3]

Municipal bonds generally produced modestly positive returns in a volatile investment climate stemming from a sharp economic slowdown and an intensifying credit crisis. The fund's Class A and Class Z shares produced higher returns than the Lipper category average, primarily due to strong income returns from its seasoned holdings.

The Fund's Investment Approach

The fund seeks to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environments. We may also look to select bonds that are most likely to obtain attractive prices when sold.

Economic and Credit Concerns Caused Volatility

The reporting period proved to be challenging. A credit crisis that originated in the sub-prime mortgage market spread to other asset classes, including municipal bonds. At the same time, the U.S. economy suffered a downturn as slumping home values and soaring food and energy prices put pressure on businesses and consumers. The Federal Reserve Board attempted to mitigate both matters by injecting liquidity into the banking system and aggressively reducing short-term interest rates.

Although municipal bonds have no direct exposure to sub-prime mortgages, the market was affected by three related developments. First, plummeting asset prices forced highly leveraged investors to sell their more creditworthy holdings, including municipal bonds, to meet redemption requests and margin calls. Second, a number of bond insurers suffered massive losses in their mortgage-backed securities portfolios, causing investors to question the value of insurance on municipal bonds. Finally, demand dried up for auction-rate securities, a segment of the municipal bond market on which yields are reset periodically through an auction process. These forces caused municipal bond yields to rise to levels that, at times during the reporting period, exceeded those of taxable U.S. Treasury securities.

Credit Research Helped the Fund Weather the Storm

In this difficult environment, the fund's returns were supported by competitive income returns from holdings that were purchased at higher yields than are available today. In addition, we intensified our review of the underlying credit fundamentals of the fund's holdings, which enabled the fund to avoid sharp prices declines among lower-rated bonds while cushioning the fluctuations of a more volatile market. We also maintained the fund's average duration in a range we considered slightly shorter than its benchmark, helping the fund participate more fully in relative strength among shorter-term bonds. As yield differences widened, we gradually extended the fund's average duration to capture higher yields from longer-dated securities. Finally, we took selective advantage of dislocations in the auction-rate securities market, capturing unusually high levels of income from these short-term instruments.

Maintaining a Cautious Investment Posture

A market rally in March and April apparently reflected a more optimistic outlook among investors. However, the U.S. economy has continued to struggle, many states are facing greater fiscal pressures and the credit crisis has persisted in a number of fixed-income markets. Therefore, we have maintained a generally defensive strategy, including a mildly short average maturity and a focus on higher-quality securities.

May 15, 2008

---

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Class Z is not subject to any initial or deferred sales charge. Had these charges been reflected, returns would have been lower. Each share class is subject to a different sales charge and distribution expense structure and will achieve different returns. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Municipal Bond Fund Class A shares, Class B shares and Class C shares and the Lehman Brothers Municipal Bond Index

† *Source: Lipper Inc.*

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class A, Class B and Class C shares of Dreyfus Premier Municipal Bond Fund on 4/30/98 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class Z shares will vary from the performance of Class A, Class B and Class C shares shown above due to differences in charges and expenses. The fund invests primarily in municipal securities and its performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses for Class A, Class B and Class C shares. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can contribute to the Index potentially outperforming or underperforming the fund. Unlike a mutual fund, the Index is not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 4/30/08*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class Z shares	**10/14/04**	**0.33%**	**–**	**–**	**3.37%**
Class A shares					
with maximum sales charge (4.5%)		**(4.26)%**	**2.85%**	**3.07%**	
without sales charge		**0.28%**	**3.80%**	**3.54%**	
Class B shares					
with applicable redemption charge †		**(4.09)%**	**2.92%**	**3.23%**	
without redemption		**(0.25)%**	**3.26%**	**3.23%**	
Class C shares					
with applicable redemption charge ††		**(1.42)%**	**3.04%**	**2.78%**	
without redemption		**(0.46)%**	**3.04%**	**2.78%**	

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Municipal Bond Fund from November 1, 2007 to April 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2008

	Class A	Class B	Class C	Class Z
Expenses paid per $1,000†	$ 5.93	$ 8.52	$ 9.76	$ 5.69
Ending value (after expenses)	$1,005.50	$1,002.80	$1,001.80	$1,005.70

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2008

	Class A	Class B	Class C	Class Z
Expenses paid per $1,000†	$ 5.97	$ 8.57	$ 9.82	$ 5.72
Ending value (after expenses)	$1,018.95	$1,016.36	$1,015.12	$1,019.19

† *Expenses are equal to the fund's annualized expense ratio of 1.19% for Class A, 1.71% for Class B, 1.96% for Class C and 1.14% for Class Z Shares; multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

April 30, 2008

Long-Term Municipal Investments—102.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama—.5%				
University of Alabama, HR (Insured; MBIA)	5.75	9/1/10	3,000,000 [a]	3,251,550
Arizona—2.4%				
Arizona Health Facilities Authority, Health Care Facilities Revenue (The Beatitudes Campus Project)	5.20	10/1/37	2,500,000	1,977,275
City of Phoenix, County of Maricopa and the County of Pima Industrial Development Authorities, SFMR (Collateralized: FHLMC, FNMA and GNMA)	5.80	12/1/39	7,965,000	7,943,176
Pima County Industrial Development Authority, Education Revenue (American Charter Schools Foundation Project)	5.63	7/1/38	5,000,000	4,540,000
California—7.8%				
California, GO	5.63	5/1/10	2,530,000 [a]	2,697,562
California, GO (Insured; MBIA)	4.25	8/1/33	3,825,000	3,503,050
California, GO (Various Purpose)	5.25	11/1/27	5,000,000	5,156,400
California Health Facilities Financing Authority, Revenue (Sutter Health)	5.25	11/15/46	8,360,000	8,397,453
California Pollution Control Financing Authority, PCR (San Diego Gas and Electric Company)	5.90	6/1/14	12,710,000 [b,c]	14,559,750
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	7.88	6/1/13	2,170,000 [a]	2,607,038
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	7.90	6/1/13	1,920,000 [a]	2,308,800
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	5.75	6/1/47	5,000,000	4,489,450

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
Lincoln, Community Facilities District Number 2003-1, Special Tax Bonds (Lincoln Crossing Project)	6.00	9/1/13	3,145,000 a	3,630,462
Colorado—4.9%				
Colorado Educational and Cultural Facilities Authority, LR (Community Colleges of Colorado System Headquarters Project) (Insured; AMBAC)	5.50	12/1/21	1,100,000	1,159,653
Colorado Health Facilities Authority, Revenue (Poudre Hospital) (Insured; FSA)	5.25	3/1/36	5,000,000	5,086,050
Colorado Housing Finance Authority (Single Family Program) (Collateralized; FHA)	7.15	10/1/30	45,000	45,883
Colorado Housing Finance Authority (Single Family Program) (Collateralized; FHA)	6.60	8/1/32	2,580,000	2,746,978
Denver City and County, Airport Revenue (Insured; AMBAC)	6.00	11/15/17	5,000,000	5,123,350
Northwest Parkway Public Highway Authority, Revenue	7.13	6/15/11	8,250,000 a	9,311,858
Northwest Parkway Public Highway Authority, Revenue (Insured; AMBAC)	0.00	6/15/11	6,125,000 a,i	2,090,646
University of Colorado Hospital Authority, Revenue	5.25	11/15/39	4,810,000	4,487,971
Connecticut—5.0%				
Connecticut	5.75	6/15/11	8,000,000 b,c	8,541,440
Connecticut	5.50	12/15/15	7,400,000 b,c	8,453,427
Connecticut Health and Educational Facilities Authority, Revenue (University of Hartford Issue) (Insured; Radian)	5.63	7/1/26	1,810,000	1,872,210
Mashantucket Western Pequot Tribe, Special Revenue	5.75	9/1/27	8,000,000 b	7,644,560
Mashantucket Western Pequot Tribe, Special Revenue	6.50	9/1/31	3,500,000	3,560,865

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida—9.4%				
Broward County Housing Finance Authority, MFHR (Emerald Palms Apartments Project)	5.60	7/1/21	1,935,000	1,950,538
Broward County Housing Finance Authority, MFHR (Pembroke Villas Project) (Insured; FSA)	5.55	1/1/23	1,000,000	1,003,940
Broward County School Board, COP (Master Lease Purchase Agreement) (Insured; FSA)	5.00	7/1/21	1,250,000	1,297,012
Capital Projects Finance Authority, Revenue (Capital Projects Loan Program-AAAE Airport Projects) (Insured; MBIA)	5.25	6/1/14	1,485,000	1,563,646
Capital Projects Finance Authority, Student Housing Revenue (Capital Projects Loan Program-Florida Universities) (Insured; MBIA)	5.50	10/1/17	2,520,000	2,631,157
Escambia County Housing Finance Authority, SFMR (Multi-County Program) (Collateralized: FNMA and GNMA)	5.50	10/1/21	1,770,000	1,784,956
Florida Board of Education, Lottery Revenue (Insured; FGIC)	5.00	7/1/20	1,480,000	1,525,628
Florida Department of Children and Family Services, COP (South Florida Evaluation Treatment Center Project)	5.00	10/1/21	1,600,000	1,655,040
Florida Housing Finance Agency, Housing Revenue (Brittany of Rosemont Apartments Project) (Insured; AMBAC)	7.00	2/1/35	6,000,000	6,004,740
Florida Intergovernmental Finance Commission, Capital Revenue (Insured; AMBAC)	5.00	2/1/18	1,000,000	1,024,840
Florida Intergovernmental Finance Commission, Capital Revenue (Insured; AMBAC)	5.13	2/1/31	1,500,000	1,510,785

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida (continued)				
Highlands County Health Facilities Authority, HR (Adventist Health System/Sunbelt Obligated Group)	6.00	11/15/11	2,500,000 [a]	2,781,600
Highlands County Health Facilities Authority, HR (Adventist Health System/Sunbelt Obligated Group)	5.25	11/15/36	9,480,000	9,294,287
Lee County Housing Finance Authority, SFMR (Collateralized: FHLMC, FNMA and GNMA)	6.30	3/1/29	100,000	101,451
Manatee County Housing Finance Authority, SFMR (Collateralized; GNMA)	5.85	11/1/33	1,165,000	1,203,084
Miami-Dade County, Aviation Revenue, Miami International Airport (Hub of the Americas) (Insured; FSA)	5.00	10/1/33	1,285,000	1,219,426
Miami-Dade County, Solid Waste System Revenue (Insured; FSA)	5.50	10/1/17	2,595,000	2,787,938
Miami-Dade County Housing Finance Authority, MFMR (Country Club Villas II Project) (Insured; FSA)	5.70	7/1/21	400,000	405,852
Orange County Housing Finance Authority, MFHR (Palm Grove Gardens) (Collateralized; FNMA)	5.15	1/1/23	1,175,000	1,194,693
Orange County Housing Finance Authority, MFHR (Seminole Pointe Apartments)	5.75	12/1/23	2,840,000	2,835,484
Osceola County Industrial Development Authority, Revenue (Community Provider Pooled Loan Program)	7.75	7/1/17	953,000	953,457
Palm Bay, Educational Facilities Revenue (Patriot Charter School Project)	7.00	7/1/36	1,715,000	1,701,211
Palm Bay, Utility System Improvement Revenue (Insured; FGIC)	0.00	10/1/20	1,845,000 [i]	997,444

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida (continued)				
Port of Palm Beach District, Revenue (Insured; XLCA)	0.00	9/1/23	1,000,000 [i]	466,790
Port Saint Lucie, Utility System Revenue (Insured; MBIA)	0.00	9/1/33	4,000,000 [i]	967,800
Seminole Water Control District, Improvement Bonds (Unit of Development Number 2)	6.75	8/1/22	1,680,000	1,693,507
South Indian River Water Control District, Special Assessment Revenue Improvement (Unit of Development RI-13) (Insured; MBIA)	5.00	8/1/21	1,095,000	1,124,193
Village Center Community Development District, Utility Revenue (Insured; MBIA)	5.25	10/1/23	1,000,000	1,054,770
Winter Park, Water and Sewer Revenue (Insured; AMBAC)	5.38	12/1/18	1,730,000	1,838,765
Winter Springs, Water and Sewer Revenue (Insured; MBIA)	5.00	4/1/20	1,585,000	1,639,651
Georgia—1.8%				
College Park Business and Industrial Development Authority, Revenue (Civic Center Project) (Insured; AMBAC)	5.75	9/1/10	4,250,000 [a]	4,645,462
Georgia	5.25	7/1/10	5,000,000 [a]	5,305,300
Rockdale County Development Authority, Project Revenue (Visy Paper Project)	6.13	1/1/34	1,000,000	969,740
Illinois—4.2%				
Chicago, SFMR (Collateralized: FHLMC, FNMA and GNMA)	6.45	9/1/29	1,700,000	1,726,571
Chicago Board of Education, Unlimited Tax GO (Dedicated Revenues)	5.25	12/1/25	10,000,000 [d]	10,445,700
Illinois Development Finance Authority, Revenue (Community Rehabilitation Providers Facilities Acquisition Program)	8.75	3/1/10	67,000	67,365

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Illinois (continued)				
Illinois Development Finance Authority, Revenue (Community Rehabilitation Providers Facilities Acquisition Program)	8.25	8/1/12	216,484	185,356
Illinois Educational Facilities Authority, Revenue (Northwestern University)	5.00	12/1/38	7,500,000	7,590,750
Metropolitan Pier and Exposition Authority, Dedicated State Tax Revenue (McCormick Place Expansion Project) (Insured; MBIA)	5.50	6/15/23	5,000,000	5,318,950
Kansas—1.3%				
Sedgwick and Shawnee Counties, SFMR (Mortgage-Backed Securities Program) (Collateralized: FNMA and GNMA)	5.55	6/1/38	2,630,000	2,639,047
Wichita, HR (Via Christi Health System, Inc.)	6.25	11/15/19	2,000,000	2,153,580
Wichita, HR (Via Christi Health System, Inc.)	6.25	11/15/20	3,000,000	3,230,370
Kentucky—2.2%				
Mount Sterling, LR (Kentucky League of Cities Funding Trust Program)	6.10	3/1/18	5,500,000	6,296,840
Pendleton County, Multi-County LR (Kentucky Association of Counties Leasing Trust Program)	6.40	3/1/19	6,000,000	6,968,220
Louisiana—1.2%				
Louisiana Housing Finance Agency, SFMR (Home Ownership Program) (Collateralized: FNMA and GNMA)	6.40	12/1/30	1,510,000	1,539,143
Louisiana Local Government Environmental Facilities and Community Development Authority, Revenue (Westlake Chemical Corporation Projects)	6.75	11/1/32	5,000,000	4,926,450
Saint James Parish, SWDR (Freeport-McMoRan Partnership Project)	7.70	10/1/22	1,000,000	1,000,610

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Maryland−.3%				
Maryland Energy Financing Administration, SWDR (Wheelabrator Water Technologies Baltimore LLC Projects)	6.45	12/1/16	2,100,000	2,121,672
Massachusetts−2.7%				
Massachusetts Health and Educational Facilities Authority, Revenue (Massachusetts Institute of Technology Issue)	5.25	7/1/30	9,485,000	10,504,163
Massachusetts Industrial Finance Agency, Water Treatment Revenue (Massachusetts-American Hingham Project)	6.95	12/1/35	2,450,000	2,455,463
Route 3 North Transportation Improvement Association, LR (Insured; MBIA)	5.75	6/15/10	3,000,000 [a]	3,206,910
Michigan−5.3%				
Detroit School District, School Building and Site Improvement Bonds (GO− Unlimited Tax) (Insured; FGIC)	5.00	5/1/28	5,000,000	5,084,000
Michigan Building Authority, Revenue (Residual Certificates)	5.50	10/15/17	10,000,000 [b,c]	10,620,800
Michigan Strategic Fund, SWDR (Genesee Power Station Project)	7.50	1/1/21	7,525,000	7,157,027
Pontiac Tax Increment Finance Authority, Tax Increment Revenue (Development Area Number 3)	6.25	6/1/12	2,640,000 [a]	2,976,468
Pontiac Tax Increment Finance Authority, Tax Increment Revenue (Development Area Number 3)	6.25	6/1/22	610,000	508,307
Romulus Economic Development Corporation, Limited Obligation EDR (Romulus HIR Limited Partnership Project) (Insured; ITT Lyndon Property Insurance Company)	7.00	11/1/15	5,000,000	6,075,300

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Minnesota—1.7%				
Chaska, Electric Revenue	6.00	10/1/10	2,000,000 [a]	2,156,700
Minnesota Housing Finance Agency, SFMR	5.95	1/1/17	425,000	430,788
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/30	3,000,000	2,994,390
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/35	4,855,000	4,832,133
Mississippi—.3%				
Mississippi Home Corporation, SFMR (Collateralized; GNMA)	6.95	12/1/31	1,700,000	1,760,214
Missouri—1.3%				
Missouri Development Finance Board, Infrastructure Facilities Revenue (Branson Landing Project)	5.38	12/1/27	2,470,000	2,352,107
Missouri Development Finance Board, Infrastructure Facilities Revenue (Branson Landing Project)	5.00	6/1/35	1,400,000	1,236,592
Missouri Health and Educational Facilities Authority, Health Facilities Revenue (Saint Anthony's Medical Center)	6.13	12/1/10	4,000,000 [a]	4,388,600
Missouri Housing Development Commission, SFMR (Homeownership Loan Program) (Collateralized: FNMA and GNMA)	6.30	9/1/25	95,000	96,296
New Jersey—8.3%				
New Jersey Economic Development Authority, School Facilities Construction Revenue (Insured; AMBAC)	5.25	6/15/11	5,000,000 [a]	5,382,450
New Jersey Economic Development Authority, School Facilities Construction Revenue (Insured; AMBAC)	5.25	6/15/11	5,000,000 [a]	5,382,450

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued)				
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; AMBAC)	5.00	12/15/27	10,000,000	10,347,100
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA)	5.50	1/1/10	6,000,000 [a]	6,301,860
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA)	6.00	1/1/11	12,700,000 [b,c]	13,758,228
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	7.00	6/1/13	5,135,000 [a]	6,036,090
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	5.00	6/1/41	4,045,000	3,237,537
New Mexico—1.1%				
Farmington, PCR (Public Service Company of New Mexico San Juan Project)	6.38	4/1/22	1,430,000	1,432,874
Jicarilla Apache Nation, Revenue	5.50	9/1/23	5,000,000	5,188,900
New York—7.8%				
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	7.13	8/1/11	3,555,000	3,534,879
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	8.00	8/1/28	3,000,000	3,002,940
New York City Municipal Water Finance Authority, Water and Sewer System Revenue	6.00	6/15/10	3,085,000 [a]	3,347,688
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/31	5,000,000	5,169,000
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/38	6,000,000	6,207,600

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Dormitory Authority, Revenue (New York University) (Insured; MBIA)	6.00	7/1/17	3,500,000	4,131,400
New York State Dormitory Authority, Revenue (Orange Regional Medical Center Obligated Group)	6.25	12/1/37	5,000,000 d	5,013,100
New York State Dormitory Authority, Revenue (Rochester Institute of Technology) (Insured; AMBAC)	5.25	7/1/24	3,345,000	3,444,313
New York State Dormitory Authority, Revenue (State University Educational Facilities)	7.50	5/15/13	2,500,000	2,986,525
Port Authority of New York and New Jersey (Consolidated Bonds, 151st Series)	6.00	9/15/28	9,690,000	10,297,466
North Carolina−2.1%				
North Carolina Eastern Municipal Power Agency, Power System Revenue	7.00	1/1/13	3,500,000	3,894,100
North Carolina Eastern Municipal Power Agency, Power System Revenue (Insured; ACA)	6.75	1/1/26	5,000,000	5,243,950
North Carolina Medical Care Commission, Revenue (North Carolina Housing Foundation, Inc.) (Insured; ACA)	6.45	8/15/20	1,000,000	1,006,670
North Carolina Medical Care Commission, Revenue (North Carolina Housing Foundation, Inc.) (Insured; ACA)	6.63	8/15/30	2,565,000	2,573,670
Ohio−5.3%				
Buckeye Tobacco Settlement Financing Authority, Tobacco Settlement Asset-Backed Bonds	6.50	6/1/47	16,000,000	15,622,400
Cleveland-Cuyahoga County Port Authority, Senior Special Assessment/Tax Increment Revenue (University Heights− Public Parking Garage Project)	7.35	12/1/31	3,000,000	3,159,450

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Ohio (continued)				
Cuyahoga County, Hospital Facilities Revenue (UHHS/CSAHS-Cuyahoga, Inc. and CSAHS/UHHS-Canton, Inc. Project)	7.50	1/1/30	7,000,000	7,517,930
Hamilton County, Sales Tax Refunding and Improvement Bonds (Insured; AMBAC)	0.00	12/1/25	14,865,000 [i]	6,047,528
Oklahoma—1.2%				
McGee Creek Authority, Water Revenue (Insured; MBIA)	6.00	1/1/13	6,880,000	7,356,096
Oregon—.6%				
Portland, Sewer System Revenue (Insured; FGIC)	5.75	8/1/10	3,500,000 [a]	3,753,960
Pennsylvania—4.5%				
Butler County Industrial Development Authority, Health Care Facilities Revenue (Saint John Lutheran Care Center Project) (Collateralized; GNMA)	5.85	4/20/36	4,210,000	4,342,952
Dauphin County General Authority, Health System Revenue (Pinnacle Health System Project) (Insured; FSA)	4.00	8/15/34	8,000,000 [e]	8,000,000
Pennsylvania Economic Development Financing Authority, SWDR (USG Corporation Project)	6.00	6/1/31	5,000,000	4,649,400
Pennsylvania Turnpike Commission, Registration Fee Revenue (Insured; FSA)	5.25	7/15/28	9,375,000	10,353,938
South Carolina—2.0%				
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.50	12/1/12	10,900,000 [a,b,c]	12,221,516
Tennessee—2.3%				
Johnson City Health and Educational Facilities Board, Hospital First Mortgage Revenue (Mountain States Health Alliance)	5.50	7/1/31	7,455,000	7,062,271

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Tennessee (continued)				
Memphis Center City Revenue Finance Corporation, Sports Facility Revenue (Memphis Redbirds Baseball Foundation Project)	6.50	9/1/28	8,000,000	7,213,120
Shelby County Health, Educational and Housing Facility Board, MFHR (Cameron at Kirby Parkway and Stonegate Apartments)	7.25	7/1/23	2,685,000 [f]	27
Texas−5.5%				
Alliance Airport Authority Inc., Special Facilities Revenue (American Airlines, Inc. Project)	5.75	12/1/29	3,000,000	1,876,170
Austin Convention Enterprises Inc., Convention Center Hotel First Tier Revenue	6.70	1/1/11	5,000,000 [a]	5,493,200
Brazos River Harbor Navigation District, Revenue (The Dow Chemical Company Project)	4.95	5/15/33	2,600,000	2,274,298
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Joint Revenue (Insured; FSA)	5.50	11/1/21	3,000,000	3,084,450
North Texas Tollway Authority, System Revenue	5.63	1/1/33	5,000,000	5,102,350
North Texas Tollway Authority, System Revenue	5.75	1/1/40	11,850,000	12,158,219
Texas Turnpike Authority, Central Texas Turnpike System Revenue (Insured; AMBAC)	5.75	8/15/38	3,500,000	3,638,285
Washington−2.1%				
Washington Public Power Supply System, Revenue (Nuclear Project Number 3) (Insured; MBIA)	7.13	7/1/16	10,425,000	12,921,892

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
West Virginia—1.0%				
The County Commission of Pleasants County, PCR (Allegheny Energy Supply Company, LLC Pleasants Station Project)	5.25	10/15/37	3,500,000	3,328,990
West Virginia Hospital Finance Authority, HR (Charleston Area Medical Center, Inc.)	6.00	9/1/10	2,440,000 a	2,654,256
Wisconsin—3.9%				
Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	6.13	6/1/27	4,435,000	4,445,023
Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	7.00	6/1/28	13,350,000	13,768,122
Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Health Care, Inc.)	6.40	4/15/33	5,500,000	5,650,755
U.S. Related—2.9%				
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA)	5.25	7/1/13	6,000,000	6,378,480
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA)	5.65	7/1/15	4,000,000	4,423,120
Puerto Rico Electric Power Authority, Power Revenue (Insured; FSA)	5.25	7/1/27	6,100,000	6,560,611
Total Long-Term Municipal Investments (cost $614,466,037)				**625,347,525**

Short-Term Municipal Investments—2.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Arizona—.4%				
Arizona Sports and Tourism Authority, Senior Revenue (Multipurpose Stadium Facility Project) (Insured; AMBAC and Liquidity Facility; Royal Bank of Canada)	5.00	5/7/08	2,400,000 g	2,400,000
Pennsylvania—1.6%				
Chester County Industrial Development Authority, Revenue (Archdiocese of Philadelphia) (LOC; Wachovia Bank)	2.50	5/1/08	5,000,000 g	5,000,000
Pennsylvania Intergovernmental Cooperation Authority, Special Tax Revenue, Refunding (City of Philadelphia Funding Program) (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	10.00	5/7/08	4,500,000 g	4,500,000
Total Short-Term Municipal Investments (cost $11,900,000)				**11,900,000**
Total Investments (cost $626,366,037)			**104.9%**	**637,247,525**
Liabilities, Less Cash and Receivables			**(4.9%)**	**(29,780,207)**
Net Assets			**100.0%**	**607,467,318**

a *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

b *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2008, these securities amounted to $75,799,721 or 12.5% of net assets.*

c *Collateral for floating rate borrowings.*

d *Purchased on a delayed delivery basis.*

e *Variable rate security—interest rate subject to periodic change.*

f *Non-income producing security; interest payments in default.*

g *Securities payable on demand. Variable interest rate—subject to periodic change.*

i *Security issued with a zero coupon. Income is recognized through the accretion of discount.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
AAA		Aaa		AAA	45.8
AA		Aa		AA	10.5
A		A		A	11.7
BBB		Baa		BBB	17.1
BB		Ba		BB	2.4
B		B		B	2.6
CCC		Caa		CCC	.3
F1		MIG1/P1		SP1/A1	2.0
Not Rated[h]		Not Rated[h]		Not Rated[h]	7.6
					100.0

[†] *Based on total investments.*
[h] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2008

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	626,366,037	637,247,525
Interest receivable		10,823,064
Receivable for investment securities sold		9,217,775
Receivable for shares of Beneficial Interest subscribed		29,171
Prepaid expenses and other assets		166,469
		657,484,004
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		460,420
Cash overdraft due to Custodian		169,437
Payable for floating rate notes issued–Note 4		30,855,000
Payable for investment securities purchased		17,827,475
Interest and expense payable related to floating rate notes issued–Note 4		306,549
Payable for shares of Beneficial Interest redeemed		292,199
Interest expense–Note 2		1,321
Accrued expenses		104,285
		50,016,686
Net Assets ($)		**607,467,318**
Composition of Net Assets ($):		
Paid-in capital		647,051,466
Accumulated net realized gain (loss) on investments		(50,465,636)
Accumulated net unrealized appreciation (depreciation) on investments		10,881,488
Net Assets ($)		**607,467,318**

Net Asset Value Per Share

	Class A	Class B	Class C	Class Z
Net Assets ($)	300,982,004	9,731,887	12,585,762	284,167,665
Shares Outstanding	23,954,127	774,098	1,000,162	22,615,956
Net Asset Value Per Share ($)	**12.56**	**12.57**	**12.58**	**12.56**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended April 30, 2008

Investment Income ($):	
Interest Income	**33,056,439**
Expenses:	
Management fee–Note 3(a)	3,228,675
Shareholder servicing costs–Note 3(c)	1,713,132
Interest and expense related to floating rate notes issued–Note 4	1,347,071
Distribution fees–Note 3(b)	134,137
Professional fees	104,692
Registration fees	60,417
Prospectus and shareholders' reports	56,653
Custodian fees–Note 3(c)	35,110
Trustees' fees and expenses–Note 3(d)	20,193
Loan commitment fees–Note 2	5,588
Interest expense–Note 2	1,321
Miscellaneous	49,902
Total Expenses	**6,756,891**
Less–reduction in fees due to earnings credits–Note 1(b)	(22,675)
Net Expenses	**6,734,216**
Investment Income–Net	**26,322,223**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(5,136,389)
Net realized gain (loss) on options transactions	(35,531)
Net realized gain (loss) on financial futures	140,987
Net Realized Gain (Loss)	**(5,030,933)**
Net unrealized appreciation (depreciation) on investments	(19,790,039)
Net Realized and Unrealized Gain (Loss) on Investments	**(24,820,972)**
Net Increase in Net Assets Resulting from Operations	**1,501,251**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended April 30,	
	2008	2007
Operations ($):		
Investment income–net	26,322,223	25,791,982
Net realized gain (loss) on investments	(5,030,933)	7,266,776
Net unrealized appreciation (depreciation) on investments	(19,790,039)	1,640,847
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,501,251**	**34,699,605**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A Shares	(12,205,656)	(11,054,595)
Class B Shares	(389,945)	(531,263)
Class C Shares	(422,610)	(351,765)
Class Z Shares	(13,297,453)	(13,825,064)
Total Dividends	**(26,315,664)**	**(25,762,687)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A Shares	19,713,056	21,260,275
Class B Shares	1,335,172	881,966
Class C Shares	2,494,973	2,298,854
Class Z Shares	8,075,856	7,004,372
Net assets received in connection with reorganization–Note 1	75,827,457	–
Dividends reinvested:		
Class A Shares	7,960,418	7,239,461
Class B Shares	230,569	324,589
Class C Shares	254,674	212,639
Class Z Shares	9,202,687	9,424,451
Cost of shares redeemed:		
Class A Shares	(40,609,156)	(34,765,023)
Class B Shares	(6,958,891)	(6,100,476)
Class C Shares	(2,739,225)	(1,502,168)
Class Z Shares	(27,260,622)	(39,085,135)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**47,526,968**	**(32,806,195)**
Total Increase (Decrease) in Net Assets	**22,712,555**	**(23,869,277)**
Net Assets ($):		
Beginning of Period	584,754,763	608,624,040
End of Period	**607,467,318**	**584,754,763**

	Year Ended April 30,	
	2008	2007
Capital Share Transactions:		
Class A [a]		
Shares sold	1,538,513	1,627,875
Shares issued in connection with reorganization–Note 1	5,433,955	–
Shares issued for dividends reinvested	627,299	553,508
Shares redeemed	(3,188,279)	(2,664,815)
Net Increase (Decrease) in Shares Outstanding	**4,411,488**	**(483,432)**
Class B [a]		
Shares sold	105,095	67,550
Shares issued in connection with reorganization–Note 1	294,375	–
Shares issued for dividends reinvested	18,142	24,821
Shares redeemed	(543,612)	(467,003)
Net Increase (Decrease) in Shares Outstanding	**(126,000)**	**(374,632)**
Class C		
Shares sold	195,473	176,250
Shares issued in connection with reorganization–Note 1	216,723	–
Shares issued for dividends reinvested	20,046	16,232
Shares redeemed	(215,078)	(115,037)
Net Increase (Decrease) in Shares Outstanding	**217,164**	**77,445**
Class Z		
Shares sold	625,853	535,049
Shares issued for dividends reinvested	724,521	720,799
Shares redeemed	(2,136,912)	(2,993,455)
Net Increase (Decrease) in Shares Outstanding	**(786,538)**	**(1,737,607)**

[a] *During the period ended April 30, 2008, 280,628 Class B shares representing $3,590,148 were automatically converted to 280,789 Class A shares and during the period ended April 30, 2007, 189,232 Class B shares representing $2,475,494 were automatically converted to 189,270 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended April 30,				
Class A Shares	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	13.10	12.91	13.12	12.81	13.04
Investment Operations:					
Investment income—net [a]	.57	.57	.59	.59	.60
Net realized and unrealized gain (loss) on investments	(.54)	.18	(.21)	.31	(.24)
Total from Investment Operations	.03	.75	.38	.90	.36
Distributions:					
Dividends from investment income—net	(.57)	(.56)	(.59)	(.59)	(.59)
Net asset value, end of period	12.56	13.10	12.91	13.12	12.81
Total Return (%) [b]	.28	5.94	2.93	7.18	2.80
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.17	1.16	1.09	1.03	1.00
Ratio of net expenses to average net assets	1.17 [c]	1.16 [c]	1.09 [c]	1.02	1.00
Ratio of net investment income to average net assets	4.49	4.33	4.51	4.54	4.57
Portfolio Turnover Rate	77.20	68.06	48.31	48.30	91.43
Net Assets, end of period ($ x 1,000)	300,982	256,047	258,504	279,612	293,083

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Expense waivers and/or reimbursements amounted to less than .01%.
See notes to financial statements.

Class B Shares	Year Ended April 30,				
	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	13.11	12.91	13.12	12.82	13.05
Investment Operations:					
Investment income—net[a]	.49	.49	.52	.52	.53
Net realized and unrealized gain (loss) on investments	(.53)	.21	(.21)	.31	(.23)
Total from Investment Operations	(.04)	.70	.31	.83	.30
Distributions:					
Dividends from investment income—net	(.50)	(.50)	(.52)	(.53)	(.53)
Net asset value, end of period	12.57	13.11	12.91	13.12	12.82
Total Return (%)[b]	(.25)	5.48	2.40	6.64	2.20
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.67	1.67	1.61	1.54	1.51
Ratio of net expenses to average net assets	1.67[c]	1.67[c]	1.61[c]	1.54[c]	1.51
Ratio of net investment income to average net assets	3.95	3.81	3.99	4.02	4.06
Portfolio Turnover Rate	77.20	68.06	48.31	48.30	91.43
Net Assets, end of period ($ x 1,000)	9,732	11,799	16,462	21,192	29,471

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

		Year Ended April 30,			
Class C Shares	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	13.12	12.93	13.14	12.83	13.06
Investment Operations:					
Investment income—net[a]	.47	.47	.49	.49	.50
Net realized and unrealized gain (loss) on investments	(.53)	.19	(.21)	.32	(.23)
Total from Investment Operations	(.06)	.66	.28	.81	.27
Distributions:					
Dividends from investment income—net	(.48)	(.47)	(.49)	(.50)	(.50)
Net asset value, end of period	12.58	13.12	12.93	13.14	12.83
Total Return (%)[b]	(.46)	5.16	2.18	6.40	2.06
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.91	1.89	1.82	1.76	1.73
Ratio of net expenses to average net assets	1.91[c]	1.89[c]	1.82[c]	1.76[c]	1.73
Ratio of net investment income to average net assets	3.74	3.58	3.78	3.81	3.84
Portfolio Turnover Rate	77.20	68.06	48.31	48.30	91.43
Net Assets, end of period ($ x 1,000)	12,586	10,274	9,121	9,158	11,261

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

	Year Ended April 30,			
Class Z Shares	2008	2007	2006	2005[a]
Per Share Data ($):				
Net asset value, beginning of period	13.10	12.91	13.12	13.09
Investment Operations:				
Investment income—net[b]	.58	.57	.60	.32
Net realized and unrealized gain (loss) on investments	(.54)	.19	(.21)	.03
Total from Investment Operations	.04	.76	.39	.35
Distributions:				
Dividends from investment income—net	(.58)	(.57)	(.60)	(.32)
Net asset value, end of period	12.56	13.10	12.91	13.12
Total Return (%)[c]	.33	6.00	2.99	2.71[d]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	1.08	1.10	1.03	.98[f]
Ratio of net expenses to average net assets	1.08[e]	1.10[e]	1.03[e]	.96[f]
Ratio of net investment income to average net assets	4.53	4.38	4.57	4.49[f]
Portfolio Turnover Rate	77.20	68.06	48.31	48.30
Net Assets, end of period ($ x 1,000)	284,168	306,634	324,537	350,202

[a] *From October 14, 2004 (commencement of initial offering) to April 30, 2005.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Expense waivers and/or reimbursements amounted to less than .01%.*
[f] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Municipal Bond Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

As of the close of business on November 27, 2007, pursuant to an Agreement and Plan of Reorganization previously approved by the fund's Board of Trustees, all of the assets, subject to the liabilities, of Dreyfus Premier State Municipal Bond Fund, Florida Series ("Florida Series") were transferred to the fund in exchange for corresponding class of shares of Beneficial Interest of the fund of equal value. Shareholders of Class A, Class B and Class C shares of the Florida Series received Class A, Class B and Class C shares of the fund, respectively, in each case in an equal amount to the aggregate net asset value of their investment in the Florida Series at the time of the exchange. The net asset value of the fund's shares on the close of business on November 27, 2007, after the reorganization, was $12.75 for Class A, $12.76 for Class B and $12.77 for Class C, and a total of 5,433,955 Class A shares, 294,375 Class B shares and 216,723 Class C shares, representing net assets of $75,827,457 (including $1,541,384 net unrealized appreciation on investments) were issued to the Florida Series shareholders in the exchange. The exchange was a tax-free event to the Florida Series shareholders.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of

Beneficial Interest in each of the following classes of shares: Class A, Class B, Class C and Class Z. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class Z shares are sold at net asset value per share generally only to shareholders who received Class Z shares in exchange for their shares of General Municipal Bond Fund, Inc. as a result of the reorganization of such fund. Class Z shares generally are not available for new accounts. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended April 30, 2008.

Each of the tax years in the three-year period ended April 30, 2008, remains subject to examination by the Internal Revenue Service and state taxing authorities.

At April 30, 2008, the components of accumulated earnings on a tax basis were as follows: undistributed tax-exempt income $369,374, accumulated capital losses $45,721,132 and unrealized appreciation $10,304,969. In addition, the fund had $4,167,985 of capital losses realized after October 31, 2007 which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to April 30, 2008. If not applied, $9,553,959 of the carryover expires in fiscal 2009, $17,083,173 expires in fiscal 2010, $10,384,676 expires in fiscal 2011, $7,789,252 expires in fiscal 2012 and $910,072 expires in fiscal 2016.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2008 and April 30, 2007 were as follows: tax exempt income $26,315,664 and $25,762,687, respectively.

During the period ended April 30, 2008, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization adjustments and capital loss carryover expiration, the fund decreased accumulated undistributed investment income-net by $6,559, increased accumulated net realized gain (loss) on investments by $16,417,367 and decreased paid-in capital by $16,410,808. Net assets and net asset value were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended April 30, 2008 was approximately $39,700, with a related weighted average annualized interest rate of 3.33%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55% of the value of the fund's average daily net assets and is payable monthly.

During the period ended April 30, 2008, the Distributor retained $11,091 and $159 from commissions earned on sales of the fund's Class A and Class Z shares, respectively, and $27,692 and $1,491 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended April 30, 2008, Class B and Class C shares were charged $49,402 and $84,735, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class Z shares pay the Distributor at an annual rate of .25% of the value of the average daily net assets of Class A, Class B and Class C shares and .20% of the value of the average daily net assets of Class Z shares, for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2008, Class A, Class B, Class C and Class Z shares were charged $680,237, $24,701, $28,245 and $587,517, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2008, the fund was charged $240,734 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended April 30, 2008, the fund was charged $16,562 pursuant to the cash management agreement.

Effective July 1, 2007, the fund's custodian, The Bank of New York, became an affiliate of the Manager. Under the fund's pre-existing custody agreement with The Bank of New York, for providing custodial services for the fund for the ten months ended April 30, 2008, the fund was charged $24,897. Prior to becoming an affiliate, The Bank of New York was paid $10,213 for custody services to the fund for the two months ended June 30, 2007.

During the period ended April 30, 2008, the fund was charged $7,968 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $274,055, Rule 12b-1 distribution plan fees $11,749, shareholder services plan fees $112,920, custodian fees $18,246, chief compliance officer fees $1,880 and transfer agency per account fees $41,570.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) Prior to December 1, 2007, a .10% redemption fee was charged and retained by the fund on certain Class Z shares redeemed within thirty days following the date of issuance, including redemptions made through the use of the fund's exchange privilege. Effective December 1, 2007, the fund discontinued the redemption fee on shares. The fund reserves the right to reimpose a redemption fee in the future.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, financial futures and options transactions, during the period ended April 30, 2008, amounted to $473,254,904 and $480,132,378, respectively.

The fund may participate in secondary inverse floater structures in which fixed-rate, tax-exempt municipal bonds purchased by the fund are transferred to a trust. The trust subsequently issues two or more variable rate securities that are collateralized by the cash flows of the fixed-rate, tax-exempt municipal bonds. One or more of these variable rate securities pays interest based on a short-term floating rate set by a remarketing agent at predetermined intervals. A residual interest tax-exempt security is also created by the trust, which is transferred to the fund, and is paid interest based on the remaining cash flow of the trust, after payment of interest on the other securities and various expenses of the trust.

The fund accounts for the transfer of bonds to the trust as secured borrowings, with the securities transferred remaining in the fund's investments, and the related floating rate certificate securities reflected as fund liabilities under the caption, "Payable for floating rate notes issued" in the Statement of Assets and Liabilities.

At April 30, 2008, the cost of investments for federal income tax purposes was $596,087,556; accordingly, accumulated net unrealized depreciation on investments was $10,304,969, consisting of $23,738,343 gross unrealized appreciation and $13,433,374 gross unrealized depreciation.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Premier Municipal Bond Fund

We have audited the accompanying statement of assets and liabilities, of Dreyfus Premier Municipal Bond Fund, including the statement of investments, as of April 30, 2008, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of April 30, 2008 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Municipal Bond Fund at April 30, 2008, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
June 25, 2008

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during its fiscal year ended April 30, 2008 as "exempt-interest dividends" (not generally subject to regular federal income tax).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2008 calendar year on Form 1099-DIV and their portion of the fund's tax-exempt dividends paid for the 2008 calendar year on Form 1099-INT, both of which will be mailed by January 31, 2009.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (64)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 163

—————————

Clifford L. Alexander, Jr. (74)
Board Member (1986)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)

Other Board Memberships and Affiliations:
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 51

—————————

David W. Burke (72)
Board Member (2007)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director

No. of Portfolios for which Board Member Serves: 85

—————————

Peggy C. Davis (65)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 64

Diane Dunst (68)
Board Member (2007)

Principal Occupation During Past 5 Years:
• President, Huntting House Antiques

No. of Portfolios for which Board Member Serves: 23

——————————

Ernest Kafka (75)
Board Member (1986)

Principal Occupation During Past 5 Years:
• Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962-present)
• Instructor, The New York Psychoanalytic Institute (1981-present)

No. of Portfolios for which Board Member Serves: 23

——————————

Nathan Leventhal (65)
Board Member (1989)

Principal Occupation During Past 5 Years:
• Commissioner, NYC Planning Commission (March 2007-present)
• Chairman of the Avery-Fisher Artist Program (November 1997-present)

Other Board Memberships and Affiliations:
• Movado Group, Inc., Director
• Mayor's Committee on Appointments, Chairman

No. of Portfolios for which Board Member Serves: 23

——————————

Jay I. Meltzer (79)
Board Member (2007)

Principal Occupation During Past 5 Years:
• Physician, Internist and Specialist in Clinical Hypertension
• Clinical Professor of Medicine at Columbia University & College of Physicians and Surgeons
• Faculty Associate, Center for Bioethics, Columbia

No. of Portfolios for which Board Member Serves: 23

Daniel Rose (78)
Board Member (2007)

Principal Occupation During Past 5 Years:
• Chairman and Chief Executive Officer of Rose Associates, Inc., a New York based real estate development and management firm

Other Board Memberships and Affiliations:
• Baltic-American Enterprise Fund, Vice Chairman and Director
• Harlem Educational Activities Fund, Inc., Chairman
• Housing Committee of the Real Estate Board of New York, Inc., Director

No. of Portfolios for which Board Member Serves: 32

—————————

Warren B. Rudman (77)
Board Member (2007)

Principal Occupation During Past 5 Years:
• Stonebridge International LLC, Co-Chairman
• Of Counsel to (from January 1993 to December 31, 2003, Partner in) the law firm Paul, Weiss, Rifkind, Wharton & Garrison LLP

Other Board Memberships and Affiliations:
• Boston Scientific, Director
• D.B. Zwirn & Co., Vice Chairman of the International Advisory Board

No. of Portfolios for which Board Member Serves: 33

—————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Saul B. Klaman, Emeritus Board Member
Sander Vanocur, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 56 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since September 2007.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since September 1982.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Fixed Income Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since November 1990.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (79 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 75 investment companies (comprised of 176 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Premier
Municipal Bond Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Class A: PTEBX   Class B: PMUBX   Class C: DMBCX
                      Class Z: DMBZX

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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